
November 8, 2011

Via E-mail
Scott Lang
Chairman of the Board, President and Chief Executive Officer
Silver Spring Networks, Inc.
555 Broadway Street
Redwood City, CA 94063

    Re: Silver Spring Networks, Inc.
             Amendment No. 4 to Registration Statement on Form S-1
             Filed October 28, 2011
             File No. 333-175393

Dear Mr. Lang:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Graphics

1.   We note your response to prior comment 1. Please revise your graphics in the front and back of your prospectus to remove depictions of any products from which you do not derive a material amount of revenue or indicate with equally prominent disclosure that you do not currently derive a material amount of your revenues from those products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah, staff accountant, at (202) 551-3663 or Lynn Dicker, reviewing accountant, at (202) 551-3616 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein, staff attorney, at (202) 551-3286 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Robert A. Freedman, Esq.
                 Fenwick & West LLP